UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

PET DRX CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

   715813101

(CUSIP Number)

Michael Everett

VCA Antech, Inc.

12401 West Olympic Boulevard

Los Angeles, California 90064-1022

310-571-6500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

              July 1, 2010

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 11 Pages

CUSIP No. 715813101	Page 2 of 11 Pages

1	Name of Reporting Person

VCA Antech Inc.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		23,621,352
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 23,073,863
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

23,621,352

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[  ]

13	Percent of Class Represented By Amount in Row (11)

72.05%

14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 715813101	Page 3 of 11 Pages

1	Name of Reporting Person

Vicar Operating, Inc.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]
3	SEC Use Only
4	Source of Funds (See Instructions)

AF (See Item 3 below)

6	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

5	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		23,621,352
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 23,073,863
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

23,621,352

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[  ]

13	Percent of Class Represented By Amount in Row (11)

72.05%

14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 715813101	Page 4 of 11 Pages

1	Name of Reporting Person

Snow Merger Acquisition Inc.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]
3	SEC Use Only
4	Source of Funds (See Instructions)

AF (See Item 3 below)

7	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

5	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		23,621,352
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 23,073,863
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

23,621,352

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[  ]

13	Percent of Class Represented By Amount in Row (11)

72.05%

14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 715813101	Page 5 of 11 Pages

Item 1.                   Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value $0.0001 per share (“Common Stock”) of Pet DRx Corporation, a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 215 Centerview Drive, Suite 360, Brentwood, Tennessee 37027.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of VCA Antech Inc., a Delaware corporation (“VCA Antech”), Vicar Operating, Inc., a Delaware corporation (“Vicar”), and Snow Merger Acquisition Inc., a Delaware corporation (“Acquisition Sub,” together with VCA Antech and Vicar, the “Reporting Persons”). VCA is a national animal healthcare company, principally engaged in providing veterinary services and diagnostic testing to support veterinary care and selling medical technology products and related services to the veterinary market. Vicar is a wholly owned subsidiary of VCA Antech and Acquisition Sub is a wholly owned subsidiary of Vicar. The address of the Reporting Persons is 12401 West Olympic Boulevard, Los Angeles, California 90064.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of the Reporting Persons are set forth in Schedule 1, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor any of the persons listed in Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

VCA expended approximately $7.74 million of its working capital to purchase the Shares (as defined below).

Item 4.	Purpose of Transaction.

On June 2, 2010, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with VCA Antech, Acquisition Sub, Harry L. Zimmerman, an individual in his capacity as the seller’s representative, and those parties listed as a seller on the signature pages thereto pursuant to which Acquisition Sub acquired the Shares for a purchase price equal to $0.33523 per share (the “Equity Purchase”). Concurrently with the execution of the Stock Purchase Agreement, the Company entered into a merger agreement (the “Merger Agreement”) with VCA Antech and Acquisition Sub pursuant to which Acquisition Sub will merge with and into the Company, with the Company being the surviving entity and an indirect wholly-owned subsidiary of VCA Antech (the “Merger”).

Upon the closing of the Merger, the stockholders of the Company will receive cash for each share of Company Common Stock beneficially owned as of the closing of the Merger in an amount equal to $0.33523 per share. Additionally upon the closing of the Merger, each outstanding option and warrant to purchase shares of Company Common Stock, whether or not vested or exercisable, will be cancelled in exchange for a cash payment equal to the excess, if any, of $0.33523 over the applicable exercise price per share of Company Common Stock.

CUSIP No. 715813101	Page 6 of 11 Pages

The consummation of the Merger is subject to, among other conditions, the filing of an Information Statement that complies in all material respects with the requirements of the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the “SEC”) and the mailing of the Information Statement to the holders of shares of Common Stock.

The description of the terms and conditions of the Stock Purchase Agreement and Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement included as Exhibit A hereto and the Merger Agreement included as Exhibit B hereto.

Additionally, in connection with the purchase of the Shares, four of the sellers granted to Acquisition Sub proxies to vote 547,489 shares owned by the sellers and held in escrow. A copy of the form of proxy is attached hereto as Exhibit C and is incorporated herein by reference.

Other than as described in this Item 4, VCA Antech, Vicar and Acquisition Sub have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As of July 1, 2010, the number of shares of Common Stock outstanding was 32,783,225 according to information provided by the Company. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 23,621,352 shares of Common Stock (the “Shares”), representing approximately 72.05% of the total number of shares of Common Stock outstanding. The Reporting Persons have the sole power to vote 23,621,352 shares of Common Stock and sole power to dispose of 23,073,863 shares of Common Stock.

(c)        Except as described herein, there have been no transactions with respect to the shares of Company Common Stock by VCA Antech or Acquisition Sub, or, to the best of VCA Antech’s or Acquisition Sub’s knowledge, by any person listed in Schedule 1 hereto, during the sixty days prior to the date of this Schedule 13D.

(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Stock Purchase Agreement, dated June 2, 2010, among Pet DRx Corporation, VCA Antech Inc., Snow Merger Acquisition Inc. and certain of the stockholders of Pet DRx Corporation, incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2010.

CUSIP No. 715813101	Page 7 of 11 Pages

Exhibit B - Merger Agreement, dated June 2, 2010, among Pet DRx Corporation, VCA Antech Inc. and Snow Merger Acquisition Inc., incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2010.

Exhibit C - Form of Proxy executed by certain of the stockholders of Pet DRx Corporation.

Exhibit D - Agreement between VCA Antech, Inc., Vicar Operating, Inc., and Snow Merger Acquisition Inc., to file this statement jointly on behalf of each of them.

Schedule 1 - Executive Officers and Directors of VCA Antech, Inc., Vicar Operating, Inc., and Snow Merger Acquisition Inc.

CUSIP No. 715813101	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2010	VCA ANTECH INC.
By:	/s/ Tomas W. Fuller
Name:	Tomas W. Fuller
Title:	Chief Financial Officer

Date: July 1, 2010	VICAR OPERATING, INC.
By:	/s/ Tomas W. Fuller
Name:	Tomas W. Fuller
Title:	Chief Financial Officer

Date: July 1, 2010	Snow Merger Acquisition Inc.

By:	/s/ Tomas W. Fuller
Name:	Tomas W. Fuller
Title:	Chief Financial Officer

CUSIP No. 715813101	Page 9 of 11 Pages

EXECUTION COPY

EXHIBIT C

FORM OF PROXY

The undersigned hereby irrevocably appoints and constitutes Snow Merger Acquisition, Inc., or its designee as the undersigned’s sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, with respect to all shares of common stock, par value $0.0001 per share, of Pet DRx Corporation, a Delaware corporation (the “Company”) which the undersigned owns, controls or has the right to vote or may beneficially own (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of the date hereof (which is listed on the signature page to this irrevocable proxy and power of attorney), and any and all other shares or securities of the Company which the undersigned owns, controls or has the right to vote or may beneficially own (as defined in Rule 13d-3 promulgated under the Exchange) on or after the date hereof (the “Shares”) and hereby authorizes Snow Merger Acquisition, Inc. to attend every annual, special or adjourned meeting of the shareholders of the Company, to waive notice of any annual, special or adjourned meeting of the shareholders of the Company, to vote the Shares at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting, as fully, to the same extent and with the same effect as the undersigned, under any applicable laws or regulations governing the rights and powers of the holders of the Shares in connection with the taking of any action. The undersigned hereby ratifies and confirms all that said proxy and attorney or its nominee or nominees shall do or cause to be done by virtue hereof.

Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given.

THIS PROXY IS IRREVOCABLE AND IS COUPLED WITH AN INTEREST. THIS PROXY IS VALID UNTIL THE CONSUMMATION OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THAT CERTAIN MERGER AGREEMENT DATED JUNE 2, 2010, BY AND BETWEEN PET DRX CORPORATION, SNOW MERGER ACQUISITION, INC., AND VCA ANTECH, INC.

[Signature page follows]

IN WITNESS WHEREOF, this proxy has been duly executed this 1st day of ___________, 2010.

By:	____________________________________
Name:	____________________________________

Number of Shares:	________________________

CUSIP No. 715813101	Page 10 of 11 Pages

EXHIBIT D

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Pet DRx Corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: July 1, 2010	VCA ANTECH INC.
By:	/s/ Tomas W. Fuller
Name:	Tomas W. Fuller
Title:	Chief Financial Officer

Date: July 1, 2010	VICAR OPERATING, INC.
By:	/s/ Tomas W. Fuller
Name:	Tomas W. Fuller
Title:	Chief Financial Officer

Date: July 1, 2010	Snow Merger Acquisition Inc.

By:	/s/ Tomas W. Fuller
Name:	Tomas W. Fuller
Title:	Chief Financial Officer

CUSIP No. 715813101	Page 11 of 11 Pages

SCHEDULE 1

Directors and Executive Officers of VCA Antech Inc.

Set forth below is the name, title, business address and citizenship of each director and executive officer of VCA Antech Inc.

Name	Title

Arthur J. Antin	Chief Operating Officer and Senior Vice President
Neil Tauber	Senior Vice President of Development
Tomas W. Fuller	Chief Financial Officer, Vice President and Secretary
Dawn R. Olsen	Principal Accounting Officer, Vice President and Controller
Josh Drake	President of Antech Diagnostics
John M. Baumer	Director
Frank Reddick	Director
Robert L. Antin	Chairman of the Board, Chief Executive Officer and President
John B. Chickering, Jr.	Director
John Heil	Director

Each of the persons listed above is a citizen of the United States of America. The business address for each of the persons listed above is: c/o 12401 West Olympic Boulevard, Los Angeles, California.

Directors and Executive Officers of Vicar Operating, Inc.

Set forth below is the name, title, business address and citizenship of each director and executive officer of Vicar Operating, Inc.

Name	Title
Arthur J. Antin	Director, Chief Operating Officer and Senior Vice President
Neil Tauber	Director, Senior Vice President of Development
Tomas W. Fuller	Chief Financial Officer, Vice President and Secretary
Dawn R. Olsen	Principal Accounting Officer, Vice President and Controller
Robert L. Antin	Chairman of the Board and Chief Executive Officer and President

Each of the persons listed above is a citizen of the United States of America. The business address for each of the persons listed above is: c/o 12401 West Olympic Boulevard, Los Angeles, California.

Directors and Executive Officers of Snow Merger Acquisition Inc.

Set forth below is the name, title, business address and citizenship of each director and executive officer of Snow Merger Acquisition Inc.

Name	Title
Robert L. Antin	Sole Director, Chief Executive Officer and President
Neil Tauber	Senior Vice President of Development
Tomas W. Fuller	Chief Financial Officer, Vice President and Secretary

Each of the persons listed above is a citizen of the United States of America. The business address for each of the persons listed above is: c/o 12401 West Olympic Boulevard, Los Angeles, California.